As filed with the Securities and Exchange Commission
              ----------------------------------------------------
                                December 11, 2001
                                ----------------
                                Reg. No. - 033145
                                -----------------


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                               AMENDMENT NO. 2 TO
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12 (b)
                OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                           Rascals International, Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)
             (exact name of registrant as specified in its charter)

             Delaware                                           84-1195628
   --------------------------------                     ------------------------
   (State or Other Jurisdiction of                           (I.R.S. Employer
    Incorporation or Organization)                          Identification No.)

412 Pleasant Valley Way, West Orange, NJ                          07052
----------------------------------------                       ------------
(Address of principal executive offices)                        (Zip Code)


                                 (973) 243-8000
-------------------------------------------------------------------------------
                           (Issuer's Telephone Number)

                              Edward Rodriguez, CEO
                           Rascals International, Inc.
                             412 Pleasant Valley Way
                              West Orange, NJ 07052
                                 (973) 243-8000

                                   Copies to:
                              Robert H. Jaffe, Esq.
                       Robert H. Jaffe & Associates, P.A.
                                 8 Mountain Ave.
                           Springfield, NJ 07081-1728
                                 (973) 467-2246

Securities registered pursuant to Section 12 (b) of the Act:

         Title of Each Class                     Name of Each Exchange on Which
         to be so Registered                      Each Class is to be Registered
         -------------------                     -------------------------------

             Not Applicable
-------------------------------------------------------------------------------


Securities to be registered under Section 12(g) of the Act:

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                                (Title of Class)

                                Table of Contents


                                     PART I

ITEM 1.    DESCRIPTION OF THE BUSINESS.........................................3
ITEM 2     MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION..........7
ITEM 3.    PROPERTIES.........................................................11
ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
           MANAGEMENT.........................................................11
ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS ......12
ITEM 6.    EXECUTIVE COMPENSATION.............................................12
ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.....................12
ITEM 8.    DESCRIPTION OF SECURITIES..........................................14


                                     PART II

ITEM 1.    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
           EQUITY AND OTHER SHAREHOLDER MATTERS...............................17
ITEM 2.    LEGAL PROCEEDINGS..................................................18
ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANT.......................18
ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES............................19
ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS..........................20


                                    PART F/S

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS....................................22

                                    PART III

INDEX TO AND DESCRIPTION OF EXHIBITS..........................................23

SIGNATURE PAGE................................................................26

PART I
------

ITEM 1.   DESCRIPTION OF THE BUSINESS.
----------------------------------------

Organization and Nature of Business
-----------------------------------

The Company incorporated in the State of Delaware on August 10, 1992 as Porter McCleod National Retail, Inc. with authorized capital consisting of 2,000,000 shares of $.001 par value common stock and 200,000 shares of preferred stock with each share having a par value of $.001 per share.

On August 27, 1992 the Company merged with Porter McCleod National Retail, Inc. a Colorado corporation engaged primarily in general contracting services, including commercial and retail interior construction. As a full service general contractor, the Company provided general construction, construction management, design/build, turnkey and multiple retail store improvement and interior construction services primarily for national retail firms. Due to setbacks in this area, the Company ceased all construction activity and for several years was operated as a "Shell" company whose principal business activity was identifying prospective business acquisition candidates.

On May 11, 1993 the Company further amended its articles of incorporation by increasing its authorized capitalization to 3,100,000 shares consisting of 3,000,000 shares of common stock with each share having a par value of $.001, and 100,000 shares of preferred shares, with each share having a par value of $.0001.

On August 9, 1999 the Company amended its certificate of incorporation changing its name from Porter McCleod National Retail Inc. to Rascals International Inc. In conjunction therewith, the Company increased the number of shares of common stock from 3,000,000 to 50,000,000, changing the par value from $.0001 to $.001, and eliminating the 100,000 shares of authorized preferred stock.

On August 9, 1999 the Company entered into an Agreement and Plan of Reorganization with Rascals Enterprises Inc., a Delaware Corporation, whereby the Company issued to the shareholders of Rascals Enterprises 6,175,000 shares of its common stock in exchange for all of the common stock of Rascals Enterprises, Inc. Following the closing of the transaction, there were a total of 9,980,666 shares of common stock issued and outstanding. The transaction was accounted for as a reverse acquisition.

As a result of the preceding, Rascals International, Inc., a Delaware Corporation, is the parent company of its presently operating 100% owned subsidiary; Rascals Enterprises, Inc., which in turn operates its two Comedy Clubs/Resturants in two 100% owned subsidiaries:

     1.   DEM Inc. D/B/A Rascals Restaurant and Lounge, in West Orange, NJ

     2.   Rascals Stage Door Grill, Inc., in Ocean Twp., NJ

During 1999 and 2000, Rascals Enterprises, Inc. also operated a 75% owned subsidiary, Rascals Kendall, Inc. which was discontinued in 2000.

The West Orange club began operations in 1982 and the Ocean Township club in September 1987.

DISCONTINUED OPERATIONS
-----------------------

The Company previously operated a comedy club and restaurant in Kendall, Florida, which was discontinued during the year ended December 31, 2000.

THE INDUSTRY
------------

In 1983 the comedy club industry began to flourish into a multi-million dollar industry. Full time and part time clubs began to open throughout the country and Rascals became one of New Jersey's first full time comedy club.

In the mid to late 80's comedy shows began to appear on television. The influx of these shows hurt the comedy club industry and many had to cut back their operations or close them completely. The larger quality clubs like Rascals were able to survive and establish themselves as the premiere clubs within their geographic areas. Today there are approximately 250 full time comedy clubs in the country.

In the early 90's most television networks ended their comedy programming due to an over saturation in the television market. The comedy business is once again flourishing with both new acts and established acts performing the circuit. The Company believes it is poised to expand and capitalize on the rebirth of the comedy industry. The Company intends to expand its comedy clubs nationally through acquisitions, new construction and Comedy shows featured at our clubs, generally consist of three performers, including one nationally known "headliner", a featured ("middle") act and a comic master of ceremony. The pricing of comedy show admission (cover charge) is determined by the cost of the comedians. The price of a ticket can range from $8.00 - $35.00 depending on the celebrity status or drawing power of the comedian. The Company's working relationship with many of the top managers and agents in the industry enables us to operate a booking agency that will offer block booking to all the current top acts. Block booking is a means by which the Company can offer multiple dates at multiple locations to a performer.

CUSTOMER PROFILE
----------------

The comedy industry has no age, ethnic, or socio-economic barriers. The clientele age ranges from 18-80 and regardless of your geographic location you are always a potential customer. This makes the comedy industry an endless opportunity for new and repeat customers.


OPERATIONS
----------

The Company's corporate headquarters is located at 412 Pleasant Valley Way, West Orange, New Jersey. All executive, financial and administrative functions of the Company will take place from this location.

The two clubs operate using a POS (Point of Sale) system. This is a networked cash register system that accurately records all food, beverage and ticket sales in as great a level of detail as desired by management. (i.e. number of patrons, average sales per patron, number and type of drinks/entrees served, etc.). This system also serves as a time clock by which employees log into the system. Hours are tracked and transmitted to the outside payroll service. Sales activity by Server are also tracked and recorded.


We are currently using a widely used software system specially tailored to meet the needs of the food and beverage industry. This fully integrated software system offers cost/inventory control as well as an accounting and financial reporting package which will perform consolidation and comparative reporting for multi-unit operations. These packages have been designed to interface with the POS system.

This system affords increased control over inventory and food & beverage costing at each club location allowing comparisons of actual costs to the historical costs as well as actual usage to theoretical usage. Inventory movements as well as daily sales and cash receipts information will be transmitted electronically to the corporate office. This information can then be linked to the General Ledger and Financial Reporting Systems.

CLUB OPERATIONS
---------------

Each club is run by a manager who is responsible for all aspects of the Club's operations including monitoring inventory levels, supervising sales personnel, food preparation and service and generally assuring that the club is managed in accordance with the Company's guidelines and procedures. We pay managers and other key employees bonuses based upon various performance criteria.

PURCHASING AND OPERATIONS
-------------------------

Food and beverage purchases require a constant investment in inventory. Liquor inventory purchased can normally be returned only if defective or broken. All company purchases of liquor inventory are made at each Club. The major portion of food and beverage inventory is purchased under individual purchase orders with licensed wholesalers and distributors who deliver the merchandise within one to two days of placing an order. This ensures that the best quality and prices will be available to each club. Orders are placed several times a week to ensure product freshness. Food inventory is primarily paid for monthly.

GOVERNMENT REGULATION
---------------------

The Company is subject to various federal, state and local laws that affect its business. In particular, the clubs are subject to licensing and regulation by the alcoholic beverage control, health, sanitation, safety and fire department agencies in the state or municipality where located. Alcoholic beverage control regulations require each Club to apply to a state authority and, in certain locations, county and municipal authorities, for a license or permit to sell alcoholic beverages on the premises.

All licenses must be renewed annually and may be revoked or suspended for cause at any time. Suspension or revocation may result from violation by the licensee or its employees of any federal, state or local law or regulation pertaining to alcoholic beverage control or food service. Alcoholic beverage control regulations and food service relate to numerous aspects of the daily operations of the clubs, including minimum age of patrons and employees, hours of operation, advertising, handling, storage and dispensing of alcoholic beverages, internal and accounting and collection of state alcoholic beverage taxes. As the sale of alcoholic beverages constitutes a large share of the revenue, the failure to receive or retain, or a delay in obtaining a liquor license at a Club could adversely affect the operations in that location and could impair the Company's ability to obtain licenses elsewhere.


The Company is subject to certain state to "dram shop" or "liquor liability" statutes, which generally provide a person, injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to such person.

The Company is not aware of any statute, ordinance, rule or regulation under present consideration, which would significantly limit or restrict the business as now conducted. However, in view of the highly regulated nature of the liquor business, there can be no assurance that additional limitations may not be imposed in the future, even though none are presently anticipated.

Federal and state environmental regulations have not had a material effect on the Company's operation.

INSURANCE
---------

The Company carries varying amounts of insurance at the two clubs it operates depending upon perceived needs and required as may be established by the landlord. However, at each location, the Company carries a minimum of at least $1 million dollars against bodily injury per accident. The maximum aggregate coverage will vary per facility.

COMPETITION
-----------

The comedy club industry is highly competitive. Not only must the Company compete against other comedy clubs for talent and customers, the Company must compete for the customer's entertainment dollar. Spending on comedy and other forms of live entertainment including music, plays, drama and special events represent discretionary disposable income. As such, the Company faces general economic risks as well as changes in taste and entertainment trends amongst the public, by local, national, and economic conditions affecting spending habits, and by population and traffic patterns.

Within the comedy industry there are well known clubs such as Caroline's located in New York city as well as the Improv, with multiple locations throughout the country. There are also hundreds of other business entities that operate single site comedy clubs throughout the country. The Company competes with these comedy only clubs as well as those entertainment venues such as Las Vegas, Atlantic City and local theaters that bring comedy shows to their venue on a rotating basis with other types of live entertainment.

TRADE NAMES
-----------

The Company operates principally under the trade name Rascals.

The standard symbolic trademark associated with the Company and its facilities is the smiling squirrel holding a microphone, which is predominantly displayed at all "Rascals" facilities.

EMPLOYEES
---------

As of August 28, 2001, the Company employed 125 persons, of which 31 were full-time, with 2 employed at the corporate offices. The 94 part time employees are primarily waiters, waitresses, bartenders and hostesses who work during the scheduled performances. None of the Company's employees are represented by collective bargaining organizations. The Company considers its labor relations to be favorable.

RISKS
-----

The Company is subject to certain state"dram shop" or "liquor liability" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to such a person. The Company is not aware of any statute, rule, ordinance or regulation under present consideration that would significantly restrict business as now conducted. However, in view of the highly regulated nature of the liquor business, there can be no assurance that additional limitations may not be imposed in the future, even though none are presently anticipated.

In addition, there can be no assurances that the Company's marketing plans will succeed nor can there be any assurances that the Company can raise the required capital to solve its working capital deficit. Management feels strongly that it will be successful in both raising the required capital and in its marketing and expansion plans.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION
-------------------------------------------------------------------

The following is management's discussion and analysis of certain significant factors which have affected the Company's financial position and operating results during the periods included in the accompanying consolidated financial statements, as well as information relating to the plans of the Company's management.

RESULTS OF OPERATIONS
---------------------

Nine Months Ended September 30, 2000 vs. September 30, 2001
-----------------------------------------------------------

Net sales were $3,324,208 for the nine months ended September 30, 2001, down 14.2% from the previous year. Net sales for the nine months ended September 30, 2000 were $3,872,921 which included $713,349 of sales in the Kendell, Florida operation which did not operate during 2001. Approximately 27.7 % of the Company's revenues came from our comedy operations, while another 31.2% came from food sales and another 41.1 % came from liquor sales. During 2000, a significant amount of management's time was focused on the Kendall, Florida operation which was finally closed in November 2000.

Direct operating expenses were 86.9% in the current nine month period vs. 95.5% in the nine months ended September 30, 2000 ($2,880,050 in 2001 vs. $3,699,022 in 2000) reflecting a decrease in food and liquor costs with comparable restaurant operating expenses and rent and depreciation. The decrease in food and liquor costs are the result of improved pricing, and the closing of the unprofitable Kendell, Florida operation. Direct operating income (Gross Profit) was $436,158 to $173,899 for the nine months ended September 30, 2001 when compared to September 30, 2000. Gross Margin was 13.1% for the nine months ended September 30, 2001 as opposed to 4.5% for the nine months ended September 30, 2000.

Other operating expenses were down $658,523 to $730,049 (22.0% of net sales) for the nine months ended September 30, 2001 vs. $1,388,572 (35.9% of net sales) for the same period the prior year. This decrease is attributed to the Company's commitment to reduce overhead and administrative costs and expenses, including the reduction of administrative staff during 2001 and the closing of the Kendall operation in Florida in late 2000.

Loss from operations were $293,891 and $1,214,673 for the nine months ended September 30, 2001 and 2000 respectively, with the loss for the nine months ended September 30, 2001 an improvement of 75.8% over the prior year. The loss in 2001 includes a charge for $300,000 for the value attributed to shares of the Company's common stock issued in connection with a separation agreement, which is not expected to recur, and at present volume levels management believes they can obtain profitable operations with its present cost structure.

Other expenses were $52,194 for the nine months ended September 30, 2001 as opposed to $25,423 for the nine months ended September 30, 2000, primarily due to interest expense on borrowings from the second half of 2000 and a loan extension fee in 2001.

The Company reported a basic loss per share of $.02 for the nine months ended September 30, 2001 compared to a basic loss per share of $.12 for the nine months ended September 30, 2000.

On a proforma basis giving consideration to the effect of closing the Kendall operations in Florida (see F/S- Note 12) , net sales were $3,324,208 for the nine months ended September 30, 2001, up 5.0% from $3,159,572 in the previous year.

Proforma direct operating expenses were 86.9% in the current nine month period vs. 91.1% in the nine months ended September 30, 2000 ($2,888,050 in 2001 vs.
$2,877,751 in 2000) reflecting a decrease in food and liquor costs with comparable restaurant operating expenses and rent and depreciation. The proforma decrease in food and liquor costs are the result of improved pricing. Proforma direct operating income (Gross Profit) was $436,1587 to $281,821 for the nine months ended September 30, 2001 when compared to September 30, 2000. The proforma Gross Margin was 13.1% for the nine months ended September 30, 2001 as opposed to 8.9% for the nine months ended September 30, 2001.

On a proforma basis, other operating expenses were down $552,044 to $730,049 (22.0% of net sales) for the nine months ended September 30, 2001 vs. $1,282,083 (40.6% of net sales) for the same period the prior year. This decrease is attributed to the Company's commitment to reduce overhead and administrative costs and expenses, including the reduction of the Company's administrative staff during 2001.

The proforma Loss from operations were $293,891 and $1,000,272 for the nine months ended September 30, 2001 and 2000 respectively, with the loss for the nine months ended September 30, 2001 an improvement of 70.6% over the prior year. The loss in 2001 includes a charge for $300,000 for the value attributed to shares of the Company's common stock issued in connection with a separation agreement, which is not expected to recur, and at present volume levels management believes they can obtain profitable operations with its present cost structure.

Proforma other expenses were $53,154 for the nine months ended September 30, 2001 as opposed to $15,781 for the nine months ended September 30, 2000, primarily due to interest expense on borrowings from the second half of 2000 and a loan extension fee in 2001.

On a proforma basis, income from the discontinued Kendall, Florida operations was $9,543 for the nine months ended which in 2001 as opposed to a loss of $244,043 in 2000.


Year Ended December 31, 1999 vs. December 31, 2000
--------------------------------------------------

Net sales were $5,038,076 for the year ended December 31, 2000, up 2.2% from the previous year. Approximately 28.3% of the Company's revenues came from our comedy operations, while another 30.5% came from food sales and another 41.2% came from liquor sales. A significant amount of management's time was focused on the Kendall, Florida operation which was finally closed in November 2000.

Direct operating expenses were up 4.15% in the current year ($4,782,998 in 2000 vs. $4,584,462 in 1999) reflecting an increase in food and liquor costs and a decrease in rent and depreciation. Direct operating income (Gross Profit) was down $86,670 to $255,078 for the year ended December 31, 2000. Gross Margin was 5.1% for the year ended December 31, 2000 as opposed to 7.0% for the year ended December 31, 1999.

Other operating expenses were down $194,363 to $1,557,224 (31% of net sales) for the year ended December 31, 2000 vs. $1,751,584 (36% of net sales) for the same period the prior year. This decrease is attributed to the Company's commitment to reduce overhead and administrative costs and expenses.

Loss from operations were $1,529,784 and $1,406,839 for the years ended December 31, 2000 and 2001 respectively, an improvement of 7.44% over the prior year.

Other expenses were $49,129 for the year ended December 31, 2000 as opposed to $51,689 for the year ended December 31, 1999. This decrease can be attributed to an increase in interest expenses and a decrease in deferred financing costs.

Management believes that the year ended December 2000 was a year that consumed a significant amount of energy, time and resources in the operation of a failed business and accordingly will not be repeated.

The Company reported a basic loss per share of $.19 for the year ended December 31, 1999 compared to a basic loss per share of $.14 for the year ended December 31, 2000.

On a proforma basis giving consideration to the effect of closing the Kendall operations in Florida (see F/S-note 12), net sales were $4,324,353 for the year ended December 31, 2000, up .3% from the previous year. Approximately 29% of the Company's revenues came from our comedy operations, while another 30% came from food sales and another 39% came from liquor sales. A significant amount of management's time was focused on the Kendall, Florida operation which was finally closed in November 2000.

The proforma direct operating expenses were up 3.83% in the current year ($3,890,468 in 2000 vs. $3,746,816 in 1999) reflecting an increase in food and liquor costs and a decrease in rent and depreciation. Proforma direct operating income (Gross Profit) was down $131,531 to $433,885 for the year ended December 31, 2000. The proforma Gross Margin was 10.0% for the year ended December 31, 2000 as opposed to 13.1% for the year ended December 31, 1999.

On a proforma basis, other operating expenses were down $161,025 to $1,427,683 (33% of net sales) for the year ended December 31, 2000 vs. $1,588,708 (37% of net sales) for the same period the prior year. This decrease is attributed to the Company's commitment to reduce overhead and administrative costs and expenses.

The proforma Loss from operations were $993,798 and $1,023,292 for the years ended December 31, 2000 and 1999 respectively, an improvement of 2.89% over the prior year.

On a proforma basis, other expenses were $34,377 for the year ended December 31, 2000 as opposed to $38,134 (an improvement of 9.9%) for the year ended December 31, 1999.

Loss from the discontinued Kendall, Florida operations was $550,738 for the year ended December 31, 2000 which included a loss from operations of $323,099 in 2000 as opposed to $397,101 in 1999.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

The working capital deficit as of December 31, 2000 was $1,373,157, an improvement of $228,003 over December 31, 1999. The working capital deficit grew to $1,845,427 at September 30, 2001.

In order to provide necessary funds for the Company to implement its current business plan, sustain present levels of capital expenditures and mitigate the recent operating losses, the Company raised additional capital of approximately $300,000 in the year ended December 31, 2000 through the issuance of common stock to sophisticated investors, including the conversion of debt, in a series of private transactions, the placement of which did not involve a public offering, exempt from registration pursuant to section 4(2) of the Securities Act of 1933, as amended. The Company believes that its current resources, closer control of operating expenses, settlement and extention of existing credit obligations, together with anticipated funding of approximately $300,000 to $500,000 during the next twelve months ending September 30, 2002, will be sufficient to sustain the Company's operations over the next twelve months. In addition, the Company anticipates additional revenue from the licensing of live comedic performances and the licensing of taped comedic performances contained in a video library in which it has a 50% interest. It is anticipated, however, that the Company in connection with the full implementation of its business plan, it will need further funding. However, there can be no assurance that further funding will be available or at favorable terms to the Company when needed. Should the anticipated $300,000 to $500,000 funding not materialize, the Company's plans and objectives would be materially altered, and the Company may not be able to continue as a going concern.


BUSINESS DEVELOPMENT AND  PLAN OF OPERATIONS
--------------------------------------------

The Company anticipates that in the coming year it will be able to continue to consolidate many of the Company administrative expenses to reduce overhead costs. The Company plans to expand its comedy club operations through licensure of raising additional capital. The Company also plans to pursue pay-per-view, comedic performances via the internet when market conditions indicate a receptiveness and working capital permits such investment in transmission capabilities.

Cost of Sales for food and beverage typically run between 20% and 50% with industry standards between 20% and 35%. The Company has brought these costs down over the past two years. Cost of Sales related to the Comedy aspect of the business can run anywhere from 25% to 80% of Net Sales. Combined Cost of Sales for all three- business segments runs approximately 43%. Comedy Cost of Sales varies depending on the celebrity status of a performer. No promotions or giveaways are utilized in conjunction with big name acts. The clubs incur a higher cost to present these acts while drawing more significant profits on the food and beverage side. These acts are typically scheduled to draw increased business into the clubs on weeknights.

Rascals West Orange serves lunch on weekdays, dinner seven nights a week and offers comedy entertainment seven nights a week, while the Ocean Township club offers dinner and/or the show six nights a week. Preferential seating is offered to customers who attend both dinner and the show.

At each of the clubs the Company offers corporate packages and accommodate fundraisers with a buffet and show package for 25 people or more. Drinks are served in the comedy room, which features two shows a night on weekends and one show a night on weekdays.

INTERNET ACTIVITIES
-------------------

The Company plans to make selected live and taped performances available to the public on the Internet. While there can be no assurances as to the price structure, when the Company believes that a sufficient number of people access the site, the Company will commence to charge for selected performances based upon prevailing market rates. The Company is currently evaluating various ways to bring these performances to the computer screen with quality similar to that of television.

The Internet site is http//www.rascalscomedyclub.com

MARKETING STRATEGIES
--------------------

We utilize a number of different promotional techniques to reach prospective customers for our comedy clubs including; newspaper advertising, radio commercials, cable TV commercials, magazines and special radio spots featuring the upcoming performers. The Company may offer gift certificates and special discount tickets that are part of the promotional campaigns.

Both locations have ticket box offices on site where you can purchase tickets by phone or in person. (Major credit cards are accepted). Rascals also has a web page where reservations can be made and where calendars of upcoming shows can be viewed or E-mailed directly to a customer.

Now that the Company has established its prototype model comedy club at two locations, it is focusing its attention on: rolling up existing comedy clubs through either acquisition or licensure that are compatible with its operations; developing marketing opportunities for its library of "before they were famous tapes" with third parties; and ultimately developing a national chain of owned and licenced locations under the Rascals brand name.

FORWARD LOOKING AND OTHER STATEMENTS
------------------------------------

The Company has made statements in this document that are forward-looking statements that involve substantial risks and uncertainties. These statements can be identified by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," and "continue" or similar words. You should read statements that contain these words carefully because they: (1) discuss the Company's future expectations, (2) contain projections of the Company's future results of operations or of the Company's fiscal condition; or (3) state other "forward looking" information.

The Company believes it is important to communicate its expectations to its investors. However, there may be events in the future that the Company is not able to accurately predict or which it does not fully control. Important factors that could cause actual results to differ materially from these expressed or implied by our forward-looking statements, include, but are not limited to those risks, uncertainties and other factors discussed in this document.

ITEM 3.  PROPERTIES
-------------------

The West Orange, New Jersey facility consists of an 8,000 square foot, one story brick building with a basement located at 425 Pleasant Valley Way in West Orange, New Jersey. The facility consists of a 4,000 square foot basement comedy room with a seating capacity of 400, a 2,000 square foot ground floor restaurant with a seating capacity of 135, a 1,000 square foot bar area with a seating capacity of 60 and approximately 1,000 square feet of kitchen and office space. It sits on approximately 1.4 acres of land with parking for over 200 cars on site and across the street. This facility is leased from WHR Realty, a partnership consisting of Mark W. Magnusson and Edward Rodriguez. Management believes that this rental and other terms of the lease are comparable to similar situations negotiated at arm's length.

The Ocean Township, New Jersey facility consists of an 8,000 square foot, one story brick building located at 1500 Route 35 South in Ocean Township. The facility consists of a 2,000 square foot comedy room, with a seating capacity of 300, a 2,000 square foot ground floor restaurant, with a seating capacity of 150, a 1,000 square foot bar area, with a seating capacity of 50 and approximately 3,000 square feet of kitchen, bathroom and office space. It sits on approximately 2.3 acres of land with parking for 160 cars. This facility is leased from Comrest Realty, a partnership consisting of Mark W. Magnusson and Edward Rodriguez. Management believes that this rental and other terms of the lease are comparable to similar situations negotiated at arm's length.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
-----------------------------------------------------------------------

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by each person or group that is known by the Company to be the beneficial owner of more than five percent of its outstanding Common Stock, each director of the Company, each person named in the Summary Compensation Table, and all directors and executive officers of the Company as a group as of July 26, 2001 based upon 15,827,422 shares outstanding. Unless otherwise indicated, the Company believes that the persons named in the table below, based on information furnished by such owners, have sole voting and investment power with respect to the Common Stock beneficially owned by them, subject to community property laws, where applicable.

Name and Address of               Number of Shares of Common         Percentage Ownership of
 Beneficial Owner                  Stock Beneficially Owned           Common Stock Outstanding
----------------------------------------------------------------------------------------------
Edward Rodriguez                 (1)               5,220,833                      33.0%
----------------
412 Pleasant Valley Way          (2)
West Orange, NJ  07052           (3)

Gary Marks                        (3)                125,000                        .8%
---------
17 Foxglove Drive
Warren, NJ  07059

Michael Margolies                (3)                       0                       0.0
-----------------
c/o 412 Pleasant Valley Way
West Orange, NJ  07052

Mark W. Magnusson                (4)               2,512,500                      15.9%
-----------------                                  ---------                      ----
5 Stockport Way
Howell, NJ  07731
All Directors and Officers
  as a Group (3 persons)                           5,345,833                      33.8%
                                                   =========                      ====
(1)  Includes 25,000 shares held by Heather Rodriguez, and 25,000 shares held by
     Ryan Rodriguez, children of Edward Rodriguez.
(2)  Does not  include  250,000  shares held by  Raimundo  Rodriguez  and 15,000 shares held by Odalys Rodriguez, the father and sister of Edward Rodriguez.
(3)  Denotes officer and/or director.
(4)  Does not include 500,000 shares held by Drew  Magnusson,  and 50,000 shares held by Evan A. Magnusson, brothers of Mark W.Magnusson.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
---------------------------------------------------------------------

The directors and executive officers of the Company are as follows:


Name                      Age                      Position(s) Held
Edward Rodriguez           39                      President/CEO/Chairman
Gary Marks                 43                      Director
Michael Margolies          73                      Director

Edward Rodriguez- President, Chief Executive Officer, Chairman. Mr. Rodriguez has since 1996 served as president of Lancaster Consultants Inc., a company involved in financial management and consulting. From 1992 through 1995 he worked for Prudential Securities. Mr. Rodriguez became associated with Rascals in 1998. Mr. Rodriguez is also a partner in Comrest Realty and W.H.R. Realty Partnership. (See Properties)

Gary Marks - Director. Mr. Marks is currently Executive Vice President and Chief Marketing Officer of Cybertel. Prior to Cybertel, Mr. Marks held senior positions at Conner Peripherals, SyQuest and Western Digital. Mr. Marks holds an MBA in Finance and a BBA in Business Management and Statistical Analysis.

Michael Margolies - Director. Mr. Margolies previously served as Chief Executive Officer of U.S. Transportation Systems, Inc. from its creation in 1975. USTS was a NASDAQ-listed holding company involved in a diversified group of transportation-related businesses (e.g. bus charters, freight hauling, bus leasing, limousines, etc.). Mr. Margolies left USTS in 1998 when it was sold to Precept Business Services, Inc. for approximately $43 million. He then organized Transportation Logistics in order to apply, in a non-asset-based environment, the skills in organization and consolidation of transportation services that he developed at USTS.

ITEM 6. EXECUTIVE COMPENSATION
-------------------------------

The following table sets forth the compensation of the company's officer for the last two (2) fiscal years:

                                     SUMMARY FINANCIAL TABLE

                                      Annual Compensation                Long Term Compensation     Other
Name                Year         Salary       Bonus      Other       Stock           SARs    LTIP    Comp
Edward Rodriguez    2000       $ 54,000           0          0           0              0       0       0
President, Director 1999       $106,154           0          0           0              0       0       0

Mark W. Mangusson   2000       $ 54,000           0          0           0              0       0       0
Former Secretary,   1999       $106,154           0          0           0              0       0       0
Former Director

During the nine months ended September 30, 2001, the Company entered into a separation agreement with Mr. Mark W. Magnusson, a person who formerly held the offices of director, chief operating officer and secretary of the Company.

Mr. Magnusson resigned these offices in January 2001. The separation agreement provided for the issuance of 1.5 million shares of the common stock of the Company and payment of $4,000 per month in severance fee for thirty-six months commencing in January 2001.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

On August 9, 1999 the Company acquired all of the issued and outstanding shares of common stock of Rascals Enterprises, Inc. in exchange for the issuance of 6,175,000 shares of common stock.

On August 1, 1999, Rascals Enterprises, Inc. acquired all of the issued and outstanding shares of common stock of both D.E.M., Inc. Also on August 1, 1999, Rascals Enterprises, Inc. acquired all of the issued and outstanding shares of common stock of Rascals Comedy Club Stage Door Grill Inc. Both of these entities were acquired in a stock for stock exchange.

On January 1, 1999, D.E.M., Inc., now one of the Company's subsidiaries and the operator of the West Orange facility entered into a lease agreement with W.H.R. Realty Partnership for a term of five years at an annual base rent of $14,000 per month. The Lessee is responsible for all costs including real estate taxes. Mark Magnusson and Edward Rodriguez own W.H.R. Realty. Mr. Rodriguez is President and CEO.

On January 1, 1999, Rascals Comedy Club Stage Door Grill, Inc., now one of the Company's subsidiaries and the operator of the Ocean Township facility entered into a lease agreement with Comrest for a term of five years at an annual base rent of $12,000 per month. The Lessee is responsible for all costs including real estate taxes. Mark Magnusson and Edward Rodriguez own Comrest. Mr. Rodriguez is President and Chief Executive Officer.


         Due to Related Parties
               The officers and stockholders of the Company, together with other related parties, have made interest free loans to the Company from time to time. Specifically, during the year 2000, $250,000 of debt was advanced by Edward Rodriguez and members of his family which was converted into 2,133,333 shares. Since the year 2000, no advances have been made by officers of the Company nor has the Company loaned or advanced any monies to its officers and shareholders.

               Comrest Realty, a partnership consisting of Edward Rodriguez and Mark W. Magnusson, the titleholders to the Company's Ocean County facility, borrowed $150,000 from the Hudson County Bank and, in turn, loaned the proceeds to the Company. The Note bears interest at the rate of eight (8%) percent per annum and requires monthly payments of $4,745 inclusive of interest. At December 31, 2000, this note payable had an outstanding balance of $131,551 of which $21,727 is classified as non current. On September 30, 2001, this note payable had an outstanding balance of $127,105 of which $20,037 is classified as non current.


         Facilities Rental
               The companies lease their facilities from two entities which are owned by stockholders of the companies. Total rent expense to the entities during the years ended December 31, 2000 and 1999 were $312,000 each. Included in accounts payable and accrued expenses at December 31, 2000 is $197,300 of rent in arrears.


         Related Party Guarantee
               Lancaster Consultants, Inc., a corporation controlled by Edward Rodriguez, the president of the Company, guaranteed a lease obligation with an approximate value of $40,000 on premises located at 899 Mountain Avenue, Springfield, New Jersey. As of September 30, 2001, the Company owes $16,600 to Paragano Development LLC, an unrelated company.


         Services
               The Company paid $4,900 to a company owned by the Company's president during the year ended December 31, 2000 for various services.

         Leases
               The companies lease restaurant, office and storage space, parking facilities, autos, and equipment under operating leases expiring at various times through the year 2003. The restaurant, office and storage and parking facilities are leased from related parties.

               On January 1, 1999, the companies lease agreements with the related parties were canceled and new lease agreements were entered into. The new leases are for 5 years and expire on December 31, 2003. The leases call for rent of $312,000 annually. The companies are also responsible for real estate taxes, insurance and other costs. The leases provide for 1 additional term of 5 years with rent of at lease $312,000 with the actual rent amount to be negotiated no later than the 54th month of the lease.

         Guarantor
               DEM is guarantor of the morgage debt with Farmers & Merchants National Bank on the West Orange facility which it operates and substantially all of the Company's assets are pledged as collateral on the debt. The mortgage debt is owed by a commonly controlled company, W.H. Realty, a partnership in which Edward Rodriguez and Mark W. Magnusson are equal partners. This debt amounted to $1,868.137 as of December 31, 2000 and $1,972,000
               including accrued interest as of September 30, 2001. No reserve for loss has been provided in the financial statement of the Company with respect to this guarantor relationship.



ITEM 8.  DESCRIPTION OF SECURITIES
-----------------------------------

The following description is a summary and is qualified in its entirety by the provisions of the Company's Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement.

COMMON STOCK.
-------------

General.

The Company is authorized to issue fifty million (50,000,000) shares of common stock having a par value of $ 0.001 per share. As of September 30, 2001 there were approximately 15,827,442 common shares issued and outstanding. All shares of common stock outstanding are validly issued, fully paid and non-assessable.

Voting Rights.

Each share of common stock entitles the holder thereof to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of common stock holding, in the aggregate, more than fifty percent (50%) of the total voting rights can elect all directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.


Dividend Policy.

All shares of common stock are entitled to participate ratably in dividends when and as declared by the Board of Directors out of the funds legally available therefore. Any such dividends may be paid in cash, property or additional shares of common stock. The Company presently anticipate that all earnings, if any, will be retained for development of the business, and that no dividends on the shares of common stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company Board of Directors and will depend upon, among other things, the Company future earnings, operating and financial condition, the Company capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.


Marketability.

There has been a limited public market for the Company common stock. There can be no assurance that the public market for the common stock will continue after the closing of this offering. The Company's common stock is presently quoted on the National Quotation Bureau System Pink Sheets. Previously, the Company's common stock was traded on the NASDAQ OTCBB under the trading symbol "RASC."


Miscellaneous Rights and Provisions.

Holders of common stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of dissolution, whether voluntary or involuntary, each share of common stock is entitled to share ratably in any assets available for distribution to holders of equity after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding shares of preferred stock.

Under Delaware law, shareholders may take certain actions without the holding of a meeting by a written consent or consents signed by the holders of a majority of the outstanding shares of the capital stock of the company entitled to vote thereon. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those shareholders who do not consent in writing to the action. The purposes of this provision are to facilitate action by shareholders and to reduce corporate expense associated with annual special meetings of the shareholders. If shareholder action is taken by written consent, the Company will be required to send each shareholder entitled to vote on the applicable matter, but whose consent was not solicited, an information statement containing information about the action taken.


PREFERRED STOCK
---------------

There are no authorized classes of preferred shares.

WARRANTS
--------

On December 2,1999 the Company issued a five year warrant to Panda Financial Associates, Inc. The warrant give Panda the right to purchase 100,000 shares of the Company common stock for a period of five years at a price of $1.50 per share for the first 50,000 shares, and $2.00 per share for the remaining 50,000 shares of common stock. Should the Company file any type of Registration Statement during the (5) year period, the Company has agreed to register these shares with any other shares being registered by the Company.

DEBENTURES.
----------

The Company has $150,000 6% convertible debentures outstanding. After the date of issuance and continuing until the maturity date of the Debentures, the Debentures may be converted, at the option of the holder, into shares of the Company common stock, $0.001 par value per share at a conversion price equal to the lesser of 75% of the market price of the Company's common stock on the date of Notice of Conversion provided that in any such event such conversion price shall not be less than $.28 per share nor greater than $1.50 per share. The terms of the Debentures were determined by negotiation between the parties bound thereby and do not necessarily bear any direct relationship to the assets, earnings, book value per share or other generally accepted criteria of value.

Interest.

Interest will be paid on the Debentures at a rate of 6.0% per annum, at the time of any conversion, with respect to the principal amount of the Debenture being converted, until the principal amount is paid in full or has been converted entirely. Interest may be paid in cash or shares of common stock, at the Company's option.

Right to Prepay

The Company may pre-pay the debenture in whole or in part at any time. If the prepayment or redemption occurs within 90 days from the date of issuance, the Company shall be obligated to pay the holder a premium of 10% of the face value of the redemption or prepayment. In the event the redemption or prepayment occurs after 90 days from issuance but before 180 days, the Company shall be required to pay a premium of 20% of the face value of the redemption or prepayment plus all accrued interest.

Taxes and Fees.

The Company shall pay any and all documentary, stamp, or similar issue or transfer tax due on the issue of shares of common stock upon conversion of the Debenture.

Conversion of Debentures.

The holder of a Debenture will be entitled at any time prior to the close of business on the maturity date of the warrant, subject to prior redemption and conversion, to convert the Debentures in denominations of $1,000, or multiples thereof, at the principal amount thereof, into shares of the Company common stock at the conversion price of conversion price of the lesser of 75% of the market price of the Company's common stock on the date of the Notice of Conversion subject to a floor of $.28 per share and a ceiling of $1.50 per share.

The number of shares of common  stock  purchasable  upon the  conversion  of the debenture is subject to adjustment in certain events, as set forth in the Debentures. Such adjustments include the issuance of stock as a dividend or distribution on the common stock; subdivisions, combinations and reclassifications of the common stock. If the Company consolidates or merges with or into or transfers or leases all or substantially all of the Company assets to any person, the person must assume in writing the Company's obligations under the Debenture.

Events of Default.

An Event of Default occurs if the Company defaults in payment of any principal of the Debenture when the same becomes due and payable at maturity, defaults in the payment of the principal and accrued interest for 30 days after receipt of notice of a default, engages in certain events including bankruptcy, insolvency or reorganization;

SHARES ELIGIBLE FOR FUTURE SALE.
--------------------------------

A total of 13,983,268 out of approximately 15,827,422 shares of the Company common stock currently issued and outstanding are "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act, and may not be sold except in compliance with the registration requirements of the Securities Act or an applicable exemption under the Securities Act, including an exemption pursuant to Rule 144 there under.

In general, under Rule 144 as currently in effect, any of the Company's affiliates and any person (or persons whose sales are aggregated) who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three month period a number of shares of common stock that does not exceed the greater of (I) 1% of the then outstanding shares of the Company common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on manner of sale, notice requirements, and availability of current public information about the Company. Non affiliates who have held their restricted shares for one year may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.

Further, Rule 144A as currently in effect, in general, permits unlimited resale of certain restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker dealer that owns and invests $10 million in securities. Rule 144A allows the Company existing stockholders to sell their shares of common stock to such institutions and registered broker dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities.


As a result of the provisions of Rule 144, over times securities that are currently restricted could be available for sale in the public market. The availability for sale of substantial amounts of common stock under Rule 144 could adversely affect prevailing market prices for the Company securities.

TRANSFER AGENT.
--------------

Interwest Stock Transfer Inc. located in Salt Lake City, Utah has been appointed the transfer agent of the Company common stock.

PART II.
--------

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
-----------------------------------------------------------------

(a)      Market Information
The Company common stock is currently traded on the National Quotation Bureau "Pink Sheets". The Company common shares were previously traded on the National Association of Securities Dealers Automated Quotation System Over the Counter Bulletin Board ("OTCBB") under the symbol "RASC." There is limited trading activity in the Company securities, and there can be no assurance a regular trading market for the Company common stock will be sustained especially now that the Company common stock is trading on the Pink Sheets. The Company plans to reapply for listing in the future.

The following table sets forth, for the period indicated, the bid price range of the Company common stock. Please note that the prices reflected prior to August 13, 1999 reflect those of Porter McCleod and are not representative of the current business activities reflected throughout this registration statement.


1996                            High Bid                  Low Bid
Quarter Ended March 31,        $  1.125                  $ 0.375
Quarter Ended June 30,            1.750                    0.625
Quarter Ended September 30,       1.687                    0.562
Quarter Ended December 31,        1.156                    0.062

1997
Quarter Ended March 31,           .500                      .031
Quarter Ended June 30,            .531                      .031
Quarter Ended September 30,       .510                      .031
Quarter Ended December 31,        .156                      .011

1998
Quarter Ended March 31,            .03                      .005
Quarter Ended June 30,             .05                      .005
Quarter Ended September 30,        .05                      .001
Quarter Ended December 31,         .05                      .011

1999
Quarter Ended March 31,           .005                      .025
Quarter Ended June 30,            .005                      .025
Quarter Ended September 30,       3.937                     .005
Quarter Ended December 31,        2.937                     .531

2000
Quarter Ended March 31,           1.75                      .25
Quarter Ended June 30,             .50                      .125
Quarter Ended September 30,        .50                      .125
Quarter Ended December 31,         .50                      .03


2001
Quarter Ended March 31,            .40                      .04
Quarter Ended June 30,             .35                      .09
Quarter Ended September 30,        .40                      .06


Such market quotations reflect the high bid and low prices as reflected by the OTC Bulletin Board or by prices, without retail mark-up, markdown or commissions and may not necessarily represent actual transactions

(b)      Holders

As of September 30, 2001 there were approximately 188 shareholders of record of the Company common stock. It is estimated an additional 200 shareholders hold the stock in street name.

(c)     Dividends

The Board of Directors does not contemplate declaring any dividends on its common stock. Earnings, if any, will be reinvested. Any decisions as to future payment of dividends will depend on the Company earnings and financial position and such other factors, as the Board of Directors deems relevant.

ITEM 2.  LEGAL PROCEEDINGS
--------------------------

There are no current legal proceedings that would have a material effect on the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANT
-----------------------------------------------------

The accounting firm of Andersen Andersen & Strong, L.C. previously audited the Company financial statements. As a result of the stock exchange agreement entered into between the Shareholders of Rascals Enterprises Inc. and us on August 13, 1999, there was a change in control of the Company and a relocation of the Company principal place of business to Springfield, New Jersey. As a result of this move, the Board of Directors felt that the Company would be better served by retaining an accounting firm located near the Company's corporate offices. The accounting firm of Moore Stephens, P.C. was engaged to conduct the audit of the subsidiaries, which were acquired as a result of the reverse acquisition. Moore Stephens, P.C. also audited the books and records for the year ended December 31, 1999.

In June, 2001, the audit firm of Rosenberg Rich Baker Berman and Company replaced Moore Stephens, P.C. as the company's auditors. There were no disagreements with the prior auditors. The change was one of economics.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------

During the year ended December 31, 1999,

     o On July 23, 1999 the Company issued 1,000,000 shares of its common stock to Milagro Holdings, Inc. for $13,711. In addition, Milagro, agreed to pay legal fees and costs incurred in connection with the reverse acquisition with Rascals Enterprises.
     o On August 4, 1999 the Company issued 10,000 shares of its common stock to Capital Consulting of Utah, Inc. for and in consideration of services performed for and on behalf of the Company.
     o $174,000 of convertible debt was converted into 550,000 shares of common stock as follows: Robert D'Alessio - 100,000 shares; Anthony Massa - 350,000 shares; Jeffrey Klein - 50,000 shares; and Northeastern Resources, Inc. - 50,000 shares.
     o The Company issued warrants and options valued at $795,454 in payments of consulting agreements

During the year ended December 31, 2000,

     o $711,996 debt was converted into 3,452,062 shares of common stock as follows: Paragano Development, LLC - 200,000 shares; Alan Berkun - 191,250 shares; Sage Capital Investments, Ltd. - 500,000 shares; The Financial Commerce Network, Inc. - 427,479 shares; Ed Rodriquez - 2,083,333 shares; Heather Rodriquez - 25,000 shares; Ryan Rodriquez - 25,000 shares.
     o The Company issued 8,500 shares of common stock valued at $1,700 to purchase equipment Scott Bauman.
     o The Company issued 220,000 shares of common stock to Robert H. Jaffe, Esq. with a value of $50,000 for services provided

During the six months ended June 30, 2001,

     o In January 2001, the Company issued 75,000 shares of common stock with a value of $7,050 to Robert H. Jaffe Associates for legal services rendered.
     o In June 2001, the Company issued 1,500,000 shares of common stock in connection with a separation agreement valued at $300,000.
     o In June 2001, the Company issued 50,000 shares of common stock in connection with the extension of a loan agreement with Mr. Andrew Freundlich.

The aforementioned issuances and sales were made in reliance upon the exemption from registration contained in Section 4(2) of the Act. The purchasers of the securities described above acquired them for their own account and not with a view to any distribution thereof to the public. The shares which have been issued pursuant to Section 4(2), bear legends stating that the securities may not be offered, sold or transferred other than pursuant to an effective Registration Statement under the Act, or an exemption from such registration requirements. The Registrant will place stop transfer instructions with its transfer agent with respect to all such securities.

In addition to the issuance of the foregoing securities, on August 9, 1999 the Company issued a total of 6,175,000 shares of common stock to the Rascals Enterprises Inc. shareholders in conjunction with the acquisition of all of the issued and outstanding shares of common stock of Rascals Enterprises.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

         Section 145 of the Delaware General Corporation Law, as amended, provides for the indemnification of the Company's officers, directors, employees and agents under certain circumstances as follows:

         (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

         (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

          (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

          (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

         (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

         (I) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

         (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

          (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

The Company's by-laws provide for the indemnification of its directors and officers to the maximum extent provided by law. It is the position of the Securities and Exchange Commission and certain state securities administrators that any attempt to limit the liability of persons controlling an issuer under the federal securities laws or state securities laws is contrary to public policy and therefore unenforceable.

                                    Part F/S


Financial Statements

The following documents are filed as part of this report:

a)  Rascals International, Inc. and Subsidiaries


                                                                                 Page
Report of Rosenberg Rich Baker Berman & Co..................................     F-1

Report of Moore Stephens, PC................................................     F-2

Financial Statements

     Consolidated Balance Sheet as of December 31, 2000 and
       June 30, 2001 (unaudited)............................................     F-3

     Consolidated Statements of Operations as of December 31, 2000 and
       June 30, 2001 (unaudited)............................................     F-4

     Consolidated Statements of Stockholders' Equity (Deficit)as of
       December 31, 2000 and June 30, 2001 (unaudited)......................     F-5

     Consolidated Statements of Cash Flows as of December 31, 2000 and
       June 30, 2001 (unaudited)............................................   F-6-F-7

     Notes to the  Consolidated Financial Statements........................  F-8-F-18


b)  Interim financial statements

     Included above.

c)  Financial Statements of Businesses Acquired or to be Acquired.

     None.

                    Report of Independent Public Accountants


To the Stockholders and Board of Directors of Rascals International, Inc.


We have audited the accompanying consolidated balance sheet of Rascals International, Inc. and Subsidiaries as of December 31, 2000, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rascals International, Inc. and Subsidiaries as of December 31, 2000, and the consolidated results of their operations and their cash flows for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming Rascals International, Inc. and Subsidiaries will continue as a going concern. As discussed in Note 1, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                               Rosenberg Rich Baker Berman & Co.
                                                    Certified Public Accountants

Bridgewater, New Jersey
April 23, 2001

                    Report of Independent Public Accountants


To the Stockholders and Board of Directors of Rascals International, Inc.
Springfield, New Jersey

     We have audited the consolidated statements of operations, stockholders' equity [deficit], and cash flows for the year ended December 31, 1999 of Rascals International, Inc. and Subsidiaries. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rascals International, inc. and Subsidiaries as of December 31, 1999, and the consolidated results of their operations and their cash flows for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming Rascals International, Inc. and Subsidiaries will continue as a going concern. As discussed in Note 1, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                 MOORE STEPHENS, PC
                                                 Certified Public Accountants

Cranford, New Jersey
March 17, 2000


                      Rascals International, Inc. and Subsidiaries
                               Consolidated Balance Sheet


                                                             December 31,   September 30,
                                                               2000            2001
                                                            -----------    -----------
                                                                           (Unaudited)
      Assets

Current Assets
  Cash (Notes 1 and 9)                                      $    17,976    $    29,003
  Accounts receivable (Notes 1 and 9)                            19,603        196,229
  Inventory (Notes 1 and 9)                                      48,531         33,532
  Prepaid expenses (Note 9)                                      65,889         69,163
                                                            -----------    -----------
      Total Current Assets                                      151,999        327,926

Property and equipment, net (Notes 1 and 2)                     183,430        189,323

Other Assets
  Liquor licenses, net of accumulated
    amortization of $80,440 (Note 1)                            207,638        202,930
  Security deposits                                               7,490         10,090
                                                            -----------    -----------
      Total Other Assets                                        215,128        213,020
                                                            -----------    -----------

      Total Assets                                              550,557        730,269
                                                            ===========    ===========

      Liabilities and Stockholders' Deficit

Current Liabilities
  Accounts payable and accrued expenses (Note 9)              1,156,276      1,671,062
  Due to related parties (Notes 4 and 9)                         76,861        144,553
  Notes payable (Note 3)                                        346,779        191,036
  Obligation under capital lease - current portion
    (Note 3)                                                     35,130         11,729
  Deferred income and credits (Notes 1, 7 and 9)                135,236        154,973
                                                            -----------    -----------
      Total Current Liabilities                               1,750,282      2,173,353
                                                            -----------    -----------

Long-Term Liabilities
  Obligations under capital lease, net of current
    portion (Notes 5 and 7)                                      53,331           --
  Notes payable, net of current portion (Note 3)                171,727           --
                                                            -----------    -----------
      Total Long-Term Liabilities                               225,058           --
                                                            -----------    -----------

Commitments and Contingencies (Note 7)

Stockholders' Deficit
  Common stock,  authorized  50,000,000 shares, $.001 par
    value,  14,202,422 and 15,827,422 shares issued and
    outstanding  (Notes 1, 2 and 4) at December 31, 2000
    and September 30, 2001, respectively                         14,202         15,827
  Additional paid-in capital                                  2,108,962      2,424,387
  Accumulated deficit                                        (3,497,275)    (3,844,320)
  Deferred compensation                                         (50,672)       (38,979)
                                                            -----------    -----------
      Total Stockholders' Deficit (Note 7)                   (1,424,783)    (1,443,084)
                                                            -----------    -----------

      Total Liabilities and Stockholders' Deficit           $   550,557    $   730,269
                                                            ===========    ===========



                             Rascals International, Inc. and Subsidiaries
                                 Consolidated Statements of Operations

                                                                                   Nine Months
                                            Year Ended December 31,            Ended September 30,
                                             1999            2000             2000            2001
                                         ------------    ------------    ------------    ------------
                                                                          (Unaudited)     (Unaudited)

Net Sales                                $  4,929,210    $  5,038,076    $  3,872,921    $  3,324,208
                                         ------------    ------------    ------------    ------------



Direct Costs and Expenses
  Cost of sales                             2,018,457       2,170,006       1,647,955       1,277,273
  Restaurant operating expenses             1,964,917       2,033,136       1,610,321       1,342,377
  Rent expense-related party (Note 5)         312,000         312,000         234,000         234,000
  Rent expense                                201,498         185,346         145,134          13,272
  Depreciation and amortization
    (Notes 1 and 4)                            87,590          85,510          61,612          21,128
                                         ------------    ------------    ------------    ------------

      Total Direct Costs and Expenses       4,584,462       4,782,998       3,699,022       2,888,050

Direct Operating Income                       344,748         255,078         173,899         436,158

 Other Operating Expenses
  General and administrative expenses       1,377,247       1,182,884       1,388,572         422,253
  Stock based compensation                    374,340         374,340            --           307,796
  Loss on abandonment of assets                  --           227,638            --                --
                                         ------------    ------------    ------------    ------------

      Total Other Operating Expenses        1,751,587       1,784,862       1,388,572         730,049
                                         ------------    ------------    ------------    ------------

Income (Loss) From Operations              (1,406,839)     (1,529,784)     (1,214,673)       (293,891)

Other Income (Expense)
  Interest expense                            (30,856)        (49,129)        (25,423)        (30,500)
  Other income (expense)                         --              --              --           (11,694)
  Deferred financing fees                     (20,833)           --              --           (10,000)
                                         ------------    ------------    ------------    ------------
      Total Other Income (Expense)            (51,689)        (49,129)        (25,423)        (52,194)

Income (Loss) Before Income
  Tax Provision                            (1,458,528)     (1,578,913)     (1,240,096)       (346,085)
Provision for (Benefit from)
  Income Taxes (Note 1 and 6)                    --              --              --              (960)
                                         ------------    ------------    ------------    ------------

Net Loss                                 $ (1,458,528)   $ (1,578,913)   $ (1,240,096)   $   (347,045)
                                         ============    ============    ============    ============

Earnings per share (Note 1)
  Basic loss per share                   $      (0.19)   $      (0.14)   $      (0.12)   $      (0.02)
                                         ============    ============    ============    ============

Earnings per share - assuming
    dilution                             $      (0.19)   $      (0.14)   $      (0.12)   $      (0.02)
                                         ============    ============    ============    ============

Weighted Average Number of Common
  Shares Outstanding                        7,674,493      11,125,658      10,571,148      14,853,997
                                         ============    ============    ============    ============





                                            Rascals International, Inc. and Subsidiaries
                                      Consolidated Statements of Stockholders' Equity (Deficit)

                                                                                                                           Total
                                    Common Stock                             Additional    Accumulated                 Stockholders'
                                     Subscribed            Common Stock        Paid In      Earnings        Deferred      Equity
                                 Shares     Amount     Shares       Amount     Capital      (Deficit)     Compensation   (Deficit)
                                --------  ---------  -----------   --------  -----------   -----------    -----------  -----------
Balance - December 31, 1998       25,000  $  25,000    6,175,000   $  6,175  $   642,394   $(1,022,312)   $      --    $  (348,743)

  Acquired Equity Section of
    Porter McLeod National
    Retail, Inc.                    --         --      2,975,660      2,976        7,074          --             --         10,050
  Stock Issued in Connection
    with Debt                    (25,000)   (25,000)      25,000         25       24,975          --             --           --
  Stock Issued Upon
    Conversion of Convertible
    Debt                            --         --        555,000        555      173,445          --             --        174,000
  Stock Issued for Services         --         --         55,000         55       30,245          --             --         30,300
  Stock Issued to Employees
    and Officers                    --         --        236,200        236      138,336          --             --        138,572
  Warrants Issued for
    Consulting Services             --         --           --         --        795,454          --         (795,454)        --
  Amortization of Deferred
    Compensation                    --         --           --         --           --            --          374,340      374,340
  Capitalization of
    Accumulated Deficit at Time
    of S Corp. Reallocation         --         --           --         --       (562,477)      562,477           --           --
  Net (Loss)                        --         --           --         --           --      (1,458,527)          --     (1,458,527)
                                --------  ---------  -----------   --------  -----------   -----------    -----------  -----------

Balance - December 31, 1999         --         --     10,021,860     10,022    1,249,446    (1,918,362)      (421,114)  (1,080,008)

  Stock Issued for Purchase
    of Assets                       --         --          8,500          8        1,692          --             --          1,700
  Stock Issued for Conversion
    of Debt                         --         --      3,452,062      3,452      708,544          --             --        711,996
  Stock Issued for Services         --         --        220,000        220       49,780          --             --         50,000
  Sale of Common Stock              --         --        500,000        500       99,500          --             --        100,000
  Amortization of Deferred
    Compensation                    --         --           --         --           --            --          370,442      370,442
  Net Loss                          --         --           --         --           --      (1,578,913)          --     (1,578,913)
                                --------  ---------  -----------   --------  -----------   -----------    -----------  -----------

Balance - December 31, 2000         --    $    --     14,202,422   $ 14,202  $ 2,108,962   $(3,497,275)   $   (50,672) $(1,424,783)





                                            Rascals International, Inc. and Subsidiaries
                                      Consolidated Statements of Stockholders' Equity (Deficit)
                                                             (Continued)
                                                                                                                         Total
                                   Common Stock                              Additional   Accumulated               Stockholders'
                                    Subscribed             Common Stock        Paid In      Earnings       Deferred      Equity
                                 Shares    Amount       Shares      Amount     Capital     (Deficit)     Compensation  (Deficit)
                                --------  ---------  -----------   --------  -----------   -----------    -----------  -----------
Balance - January 1, 2001           --    $    --     14,202,422   $ 14,202   $2,108,962   $(3,497,275)   $  (50,672) $(1,424,783)

  Stock Issued for Services         --         --         75,000         75        6,975         --             --         7,050
  Stock issued to separating
    employee                        --         --      1,500,000      1,500      298,500         --             --        300,000
  Stock Issued for loan fees        --         --         50,000         50        9,950         --             --         10,000
  Amortization of Deferred
    Compensation                    --         --             --         --           --         --           11,693       11,693
  Net Loss                          --         --             --         --           --      (347,044)         --       (347,044)
                                --------  ---------  -----------   --------  -----------   -----------    ----------  -----------
Balance - September 30, 2001        --    $     --    15,827,422   $ 15,827   $2,424,387   $(3,844,319)   $ (38,979)  $(1,443,084)
                                ========  =========  ===========   ========  ===========   ===========    ===========  =========
  (Unaudited)



                             Rascals International, Inc. and Subsidiaries
                                Consolidated Statements of Cash Flows

                                                                                 Nine Months
                                              Year Ended December 31,         Ended September 30,
                                                1999           2000          2000           2001
                                            -----------    -----------    -----------    -----------
                                                                          (Unaudited)    (Unaudited)
Cash Flows From Operating Activities:
  Continuing Operations
  Net (Loss)                                $(1,458,528)   $(1,578,913)   $(1,240,096)   $  (347,044)
  Adjustments to Reconcile Net (Loss)
    to Net Cash (Used) by Operating
    Activities
     Depreciation and amortization               97,666         82,510         61,612         21,128
     Deferred financing fees                     20,833           --             --             --
     Deferred rent                               34,977           --              (32)          --
     Stock issued for services                  168,922         50,000           --          328,744
     Amortization of deferred
      compensation                              374,340        370,442        370,442          7,796
     Loss on abandonment of assets                 --          227,638           --             --
  Decreases (Increases) in Assets
   Accounts receivable                            1,942          4,196         (3,967)      (176,626)
   Prepaid expenses                              (1,861)        (2,699)        (4,349)        (3,274)
   Inventory                                     (8,620)        (2,772)        (3,795)        14,999
   Security deposits and other assets           (13,559)        23,522         (2,639)        (2,600)
  Increases (Decreases) in Liabilities
   Accounts payable and accrued expenses        297,911        339,675        364,617        514,786
   Accrued expenses - related party              27,043       (182,004)       (38,069)          --
   Deferred income and credits                  (29,492)        35,218         31,000         19,737
   Corporate taxes payable                       (3,054)          --             --             --
                                            -----------    -----------    -----------    -----------
     Net Cash (Used) by Continuing
      Operations Before Income Taxes           (491,480)      (633,187)      (465,276)       369,850
                                            -----------    -----------    -----------    -----------

Cash Flows From Investing Activities
  Purchase of property and equipment           (263,733)       (29,348)       (24,072)       (22,314)
                                            -----------    -----------    -----------    -----------
    Net Cash Used By Investing
      Activities                               (263,733)       (29,348)       (24,072)       (22,314)
                                            -----------    -----------    -----------    -----------
Cash Flows From Financing Activities
  Bank overdraft                                  1,356           --             --             --
  Proceeds from convertible notes payable       100,000        150,000        242,671           --
  Principal payments on notes and
    loans payable                              (106,925)          --             --         (327,470)
  Proceeds from notes and loans payable          49,500        200,000        198,125           --
  Advances from officers and related
    parties                                     977,100           --             --           67,692
  Repayments to officers and related
    parties                                    (282,261)          --         (447,445)          --
  Payments on capital lease obligations         (17,696)        (6,148)       (16,663)       (76,731)
  Common stock issued                            10,000        300,000        528,201           --
                                            -----------    -----------    -----------    -----------
    Net Cash Provided By Financing
      Activities                                731,074        643,852        504,889       (336,509)
                                            -----------    -----------    -----------    -----------

Net Increase (Decrease) in Cash and
  Equivalents                                   (24,139)       (18,683)        15,541         11,027
Cash and Equivalents at Beginning of
  Period                                         60,798         36,659         36,659         17,976
                                            -----------    -----------    -----------    -----------
Cash and Equivalents at End of Period       $    36,659    $    17,976    $    52,200    $    29,003
                                            ===========    ===========    ===========    ===========

                  Rascals International, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows






SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
                                                                     Nine Months
                                   Year Ended December 31,     Ended September 30,
                                     1999         2000         2000         2001
                                  ----------   ----------   ----------   ----------
                                                            (Unaudited)  (Unaudited)
Cash paid during the year for:
  Interest                          $30,800      $15,727      $ 6,957      $    --
  Income taxes                      $  --        $  --        $  --        $    --

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

         During the nine months ended September 30, 2001, the Company issued 375,000 shares of common stock for services valued at $307,050.
         During the nine months ended September 30, 2001, he Company issued 50,000 shares of common stock for extension of a loan agreement valued at $10,000.

         During the year ended December 31, 2000, $711,996 debt was convert into 3,452,062 shares of common stock.
         During the year ended December 31, 2000 the Company issued 8,500 shares of common stock valued at $1,700 to purchase equipment.
         During the year ended December 31, 2000 the Company issued 220,000 shares of common stock with a value of $50,000 for services provided.
         During the year ended December 31, 2000, the Company financed their insurance policy with a note payable.

         During the year ended December 31, 1999 $174,000 of convertible debt was converted into 550,000 shares of common stock.
         During the year ended December 31, 1999, the Company purchased $102,571 of furniture and equipment under capital leases.
         During 1999, the Company issued warrants and options valued at $795,454 in payments of consulting agreements. (See Note 8).

                  Rascals International, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements
        (Unaudited for the nine months ended September 30, 2000 and 2001)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (NOTE 1)

     Basics of Presentation and Business
         The financial statements as of and for the period ended December 31, 1999 give effect to the merger of Rascals International, Inc. ("RI") (formerly Porter McLeod National Retail, Inc.) (the "Company") with Rascals Enterprises, Inc. and Subsidiaries ("REI") which took place on August 9, 1999. Due to having the larger portion of the voting rights in the combined corporation, REI is deemed to be the acquiring company and the transaction is being accounted for as an exchange of cash for stock by the acquirer. Rascals Enterprises, Inc. and Subsidiaries arose from the combination of Rascals Enterprises, Inc. and its 75% owned subsidiary Rascals Kendall, Inc. ("RK") with DEM, Inc. d/b/a Rascal's Restaurant and Lounge ("DEM") and Rascals Stage Door Grill, Inc. ("RSD") which occurred on August 1, 1999. Concurrent with the transaction, Porter McLeod National Retail, Inc. changed its name to Rascals International, Inc. These financial statements are presented on a consolidated basis from August 9, 1999 to December 31, 1999 and include the results of operations of the parent corporation Rascals International, Inc. and its wholly-owned subsidiaries DEM and RSD and its 75% owned subsidiary RK from August 10, 1999. Prior to August 10, 1999, the separate results of REI, DEM and RSD have been combined on a basis consistent with that of the consolidated financial statements in a manner similar to a pooling of interests and giving retroactive effect to the issuance of 6,175,000 new Rascals International, Inc. shares to the stockholders of REI. No adjustment of assets to "fair value" have been recorded.

         Summarized results of operations of the separate companies for the years ended December 31, 2000 and 1999 are as follows:

                             Total Assets       Net Sales        Net (Loss)
                            ---------------  ---------------   ---------------
  December 31, 2000
      RI                    $         1,700  $             -   $      (487,672)
      REI                            23,308           13,685          (620,280)
      DEM                           283,113        2,987,360           147,352
      RSD                           226,156        1,323,308            67,575
                            ---------------  ---------------   ---------------
      RK                             16,280          713,723          (550,738)
                            ===============  ===============   ===============
                            $       550,557  $     5,038,076   $    (1,578,913)
                            ===============  ===============   ===============
  December 31, 1999
      RI                                     $             -   $      (374,340)
      REI                                              6,748          (729,946)
      DEM                                          3,112,848           156,539
      RSD                                          1,192,636           113,679
                                             ---------------   ---------------
      RK                                             616,978          (397,101)
                                             ===============   ===============
                                             $     4,312,232   $    (1,458,527)
                                             ===============   ===============

         REI was  incorporated  under the laws of the State of  Delaware on June
         12,  1997 as  Rascals  Holding  Co.  and  changed  is  name to  Rascals
         Enterprises, Inc. on September 10, 1997. The Company organized a subsidiary company, RK, in August 1998 to oversee the development and operations of a comedy club/restaurant in Florida. The Company owns a 75% interest in RK. This company was discontinued in 2000. REI's activities consisted of the raising of debt and equity financing. Its plan is to oversee the operation of two New Jersey comedy club/restaurants owned and operated by DEM and RSD and the comedy club/restaurant in Florida, this company was discontinued in 2000, as well as develop other comedy/entertainment clubs nationwide.

         The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As reflected in the consolidated financial statements, the Company has incurred recurring net losses from operations, an accumulated deficit, and recurring negative cash flows from operations. These factors all raise substantial doubt about the ability of the Company to continue as a going concern.

                  Rascals International, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements
        (Unaudited for the nine months ended September 30, 2000 and 2001)


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

     Basics of Presentation and Business, Continued

         The Company is currently employing the following strategies in order to achieve profitability over the next 2 to 3 years.

         The profitability of each individual club location will be reviewed. If management determines that profitability cannot be achieved at any given location, then action will be taken to relocate or sell the location.

         The Company has invested considerable time and effort into Internet related projects. Revenues plan to be generated through Internet activities in the form of Pay Per View Comedy Webcasts, the sale of merchandise over the Internet and most significantly by the sale of advertising space. The Company has already begun to see modest sales from these ventures and has established the groundwork to enable to generate significant revenues in the future. The Company owns 50% of the rights to Rascal's Comedy Library. This library contains over 400 hours of comedy footage of now famous comedians taped while performing at Rascals. Revenues will be generated through broadcast of this library over the Internet, production of video tapes to be sold at the clubs and over the Internet and by sale of video clips for use in approved third party advertising and productions.

         The Company is currently in the process of raising money in the investment community to help fund corporate activities and the expansion of the comedy club chain and growth of our Internet activities.

     Principles of Consolidation
         The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiary. All intercompany transactions and balances have been eliminated in consolidation.

     Cash and Cash Equivalents
         Cash equivalents are comprised of certain highly liquid investments with a maturity of three months or less when purchased. At December 31, 2000, the Company had no cash equivalents.

     Inventories
         Inventories consist of food, beverages and supplies. Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market.

     Property and Equipment, Depreciation and Amortization
         Property and equipment is presented at cost. Depreciation is computed utilizing the straight-line method over the estimated useful lives of the assets: 5-15 years for Machinery and Equipment and Furniture and Fixtures. Amortization of leasehold improvements is computed utilizing the straight-line method over the lesser of the remaining lease term or the useful life of the leasehold.

     Liquor Licenses
         The liquor licenses are amortized over their useful lives of 40 years utilizing the straight-line method. Amortization expense was $7,246 and $7,085 for the years ended December 31, 2000 and 1999 and $3,139 and $3,129 for the six months ended June 30, 2000 and 2001, respectively.

     Advertising
         The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2000 and 1999 were $132,610 and $235,492 and $53,657 and $30,691 for the six months ended June 30, 2000 and 2001, respectively.

                  Rascals International, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements
        (Unaudited for the nine months ended September 30, 2000 and 2001)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

     Concentration of Credit Risk
         The Company maintains cash balances at two financial institutions in New Jersey. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. All cash balances were fully insured at December 31, 2000. The Company is also subject to credit risk on accounts receivable. The Company does not require collateral to support accounts receivable or financial instruments subject to credit risk. The Company is subject to risk on amounts loaned to related entities and stockholders (See Note 6).

     Use of Estimates
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Earnings (Loss) Per Share
         Basic earnings per share represents the amount of earnings for the period available to each share of common stock outstanding during the reporting period. Diluted earnings per share reflects the amount of earnings for the period available to each share of common stock outstanding during the reporting period, while giving effect to all dilutive potential common shares that were outstanding during the period, such as common shares that could result from the potential exercise or conversion of securities into common stock. The computation of diluted earnings per share does not assume conversion, exercise, or contingent issuance of securities that would have an antidilutive effect on earnings per share.

         Potential future dilutive securities include 100,000 shares issuable under outstanding warrants as of December 31, 2000.

     Income Taxes
         The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using tax rates and laws expected to be in effect when the differences are expected to reverse. Valuation allowances are provided against deferred tax assets for which it is "more likely than not" the assets will not be realized.

     Revenue Recognition
         Revenue from restaurants are recognized when services are provided. Revenues from the comedy clubs are recognized when the show is performed.

                  Rascals International, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements
        (Unaudited for the nine months ended September 30, 2000 and 2001)



PROPERTY AND EQUIPMENT (NOTE 2)

     A summary of property and equipment is as follows:


                                           December 31,     September 30,
                                               2000             2001
                                         ----------------- --------------
                                                             (Unaudited)
Machinery and Equipment                  $       372,978  $       378,729
Leasehold Improvements                           284,666          293,305
Furniture and Fixtures                           116,433          122,656
                                         ----------------- --------------
Intangible Assets                                      -            1,700
                                         ----------------- --------------
     Total                                       774,077          796,390
Less:  Accumulated Depreciation                 (590,647)        (607,067)
                                         ----------------- --------------
                                         $       183,430  $       189,323
                                         ================= ==============

     Depreciation expense was $25,943 and $80,505 for the years ended December 31, 2000 and 1999 and $20,750 and $6,458 for the nine months ended September 30, 2000 and 2001, respectively.

NOTES PAYABLE (NOTE 3)

     At December 31, 2000 notes payable are as follows:

6% convertible debentures, due January 2002, interest payable quarterly.           $        150,000

Note payable, due March 15, 2001 at 12% interest per annum, personally
     guaranteed by the company president.                                                   200,000

Note payable, due April 2002 at 8.5% interest per annum.                                    131,551

Note payable,  originally due May 1997, extended to August 2001 at 8.5% interest per  annum,  unsecured  and  personally  guaranteed  by  the  stockholders.
     Repayment terms provide for 10 monthly payments of
     $2,000, including principal and interest with a final payment of $812.                  16,812

Note payable, due April, 2001 at 10.50%, collateralized by an
     insurance policy.                                                                       20,143
                                                                                    ---------------
     Total                                                                                  518,506
Less: current maturities                                                                    346,779
                                                                                    ---------------
Notes Payable, net of Current Maturities                                           $        171,727
                                                                                    ===============


CONVERSION OF LOANS PAYABLE (NOTE 4)

     The Company received non-interest bearing short-term loans aggregating $50,000 which were converted into 250,000 shares of common stock.

                  Rascals International, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements
        (Unaudited for the nine months ended September 30, 2000 and 2001)


TRANSACTIONS WITH RELATED PARTIES (NOTE 5)

     Due to Related Parties
         The Company and its officers, stockholders and other related entities make interest-free cash loans to each other from time to time. The loans do not carry specific payment terms.

         Included in notes payable is a note payable to a related party. The note requires monthly payments of $4,745 inclusive of interest at 8.5% and mature in April 2002. At December 31, 2000, the note payable had an outstanding balance of $131,551 of which $21,727 is classified as non current.

     Facilities Rental
         The companies lease their facilities from two entities which are owned by stockholders of the companies. Total rent expense to the entities during the years ended December 31, 2000 and 1999 were $312,000 each. Included in accounts payable and accrued expenses at December 31, 2000 is $197,300 of rent in arrears.

     Related Party Guarantee
         A company owned by the Company's president has guaranteed a Company lease obligation.

     Services
         The Company paid $4,900 to a company owned by the Company's president during the year ended December 31, 2000 for various services.

INCOME TAXES (NOTE 6)

     Provision for income taxes consist of the following:

                                           December 31,
                                 --------------------------------
                                      2000              1999
                                 ---------------   --------------
Currently Payable
     Federal                     $             -   $            -
     State                                     -                -
                                 ---------------   --------------
         Total                                 -                -

Deferred
     Federal                     $             -   $            -
     State                                     -                -
                                 ---------------   --------------
         Total                                 -                -
                                 ---------------   --------------
         Totals                  $             -   $            -
                                 ===============   ==============

                  Rascals International, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements
        (Unaudited for the nine months ended September 30, 2000 and 2001)


INCOME TAXES, Continued

     The components of the Company's deferred tax asset is as follows:


Federal and State Net Operating Losses                $     2,440,000
Deferred Items                                                 34,000
                                                      ---------------
     Totals                                                 2,474,000
Less:  Valuation Allowance                                 (2,474,000)
                                                      ---------------
Net Deferred Tax Asset                                $             -
                                                      ===============

     The Company has net operating loss carryforwards for federal income tax purposes of approximately $7,180,000 of which approximately $2,100,000 expires in 2009, $300,000 in 2010, $700,000 in 2011, $300,000 in 2012,
     $1,000,000 in 2018,  $1,200,000 in 2019, and $1,580,000 in 2020. Certain of
     the net operating losses arose prior to various subsidiaries joining the consolidated group and are therefore limited in there usage only against profits of that particular subsidiary. In addition, a change in ownership has occurred with respect to approximately $4,000,000 of the net operating losses and there usage will be severely restricted under the net operating loss limitations provided in section 383 of the Internal Revenue Code.

     Due to the uncertainty of profitable operations, and the restrictions and limitations on the usage of the Company's net operating losses, a valuation allowance for the full amount of the deferred tax asset has been recorded. At December 31, 2000, the valuation allowance increased $225,400 over the preceding period.

     A reconciliation of the federal statutory tax amount to the Company's actual tax amount for the year ended December 31, 2000 and 1999 is as follows:


                                                         December 31,
                                                -------------------------------
                                                     2000             1999
                                                --------------   --------------
Statutory (Benefit)                             $     (536,831)  $     (495,899)
Loss for Which No Benefit was Received                 528,192          486,143
Non Deductible Expenses                                  8,639            9,756
                                                --------------   --------------
Effective Rate                                  $            -   $            -
                                                ==============   ==============


COMMITMENTS (NOTE 7)

     Leases
         The companies lease restaurant, office and storage space, parking facilities, autos, and equipment under operating leases expiring at various times through the year 2003. The restaurant, office and storage and parking facilities are leased from related parties.

         On January 1, 1999, the companies lease agreements with the related parties were canceled and new lease agreements were entered into. The new leases are for 5 years and expire on December 31, 2003. The leases call for rent of $312,000 annually. The companies are also responsible for real estate taxes, insurance and other costs. The leases provide for 1 additional term of 5 years with rent of at lease $312,000 with the actual rent amount to be negotiated no later than the 54th month of the lease.

                  Rascals International, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements
       ((Unaudited for the nine months ended September 30, 2000 and 2001)


COMMITMENTS, Continued

     The Company entered into a lease in September 2000 for office space in New Jersey under an operating lease for a period of 3 years commencing September 1, 2000.

     The Company also entered into a lease for the Florida premises of a comedy club and office on September 1, 1998 for a period of 2 years with two 5 year renewal options, with payments commencing March 1, 1999. A component of the lease obligation is represented by a note with a face amount of $48,000 payable in twelve $4,000 payments commencing January 1, 1999. The Company is also responsible for sales tax, its proportionate share of real estate tax and operating expense increases and contingent rental equal to 7% of gross sales in excess of $1,350,000. If the Company defaults on its loan payable or its lease obligation, the Company would have to pay the entire obligation, together with interest at a rate of 18% or the maximum rate allowed by law. As of September 30, 2001 the Company's 75% owned Florida subsidiary, Rascals Kendall, Inc. which was discontinued in 2000; is in default on the lease. The Company has incurred $174,956 of lease costs, including $43,000 remaining on the note, and $14,142 of interest in accounts payable and accrued expenses as of September 30, 2001.

     By an amendment to the lease dated May 17, 1999, the Company received an abatement of rent for the period March 1, 1999 through April 30, 1999. On September 15, 1999, the Company renegotiated its loan payable with the lease company with payments of $1,000 per month beginning September 1999. At December 31, 2000, the Company is in default of the lease amendment.

     Minimum future rental payments under noncancelable operating leases as of December 31, 2000, are as follows:

                                                                Related
                                              Unrelated          Party
                                           ---------------   --------------
Year Ending December 31,
     2001                                  $        46,716   $      312,000
     2002                                           37,304          312,000
     2003                                           18,062          312,000
     2004                                            1,596                -
                                           ---------------   --------------
         Total Minimum Future Rentals      $       103,678   $      936,000
                                           ===============   ==============

     Total non-related party rent expense was $185,346 and $201,498 for the years ended December 31, 2000 and 1999, respectively.

     The Company is the lessee of certain furniture and restaurant equipment accounted for as capital lease obligations. The assets and liability under capital lease obligations have been recorded at the lower of the present value of future minimum lease payments or the fair value of the asset. Amortization of assets under capital leases amounted to $20,215 and $18,504 for the years ended December 31, 2000 and 1999, respectively, and is included in depreciation expense.

                  Rascals International, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements
        (Unaudited for the nine months ended September 30, 2000 and 2001)


COMMITMENTS, Continued

     Leases

         Minimum future lease payments under capital lease obligations for each of the next five years and in the aggregate are as follows:


                                                    December 31,  September 30,
                                                       2000           2001
                                                       ----           ----
Year Ending December 31,                                           (Unaudited)
------------------------
     2001                                           $    45,589   $   18,995
     2002                                                28,884       28,884
     2003                                                28,884       28,884
     2004                                                19,256       19,356
                                                    ------------- ----------
     Total Minimum Lease Payments                       122,613       96,119
     Less:  Amount Representing Interest                (34,151)     (33,518)
                                                    ------------- ----------
     Present Value of Net Minimum Lease Payments    $    88,462   $   62,601
                                                    ============= ==========

         A summary of assets held under the capital lease is as follows:


                                           December 31,      September 30,
                                               2000              2001
                                              ------            -----
                                                             (Unaudited)
     Machinery and Equipment              $       102,571   $      102,571
     Less:  Accumulated Amortization              (37,610)         (47,868)
                                          ----------------- --------------
     Net Book Value                       $        64,961   $       54,703
                                          ================= ==============

     Guarantor
         DEM is guarantor of the mortgage debt on the West Orange building in which it operates and substantially all of the Company's assets are pledged as collateral on the debt. The mortgage debt is owned by a commonly controlled company and amounted to $1,868,137 at December 31, 2000. No reserve for loss has been provided in the financial statements.

     Financial Consulting Agreements
         In November 1999, the Company entered into a five year agreement with a consultant to act as a finder for equity and/or debt financing on the Company's behalf. Terms of the agreement provide the consultant with the following fee schedule:

              5% of the first $1,000,000
              4% of the consideration between $1,000,001 and $2,000,000 3% of the consideration between $2,000,001 and $3,000,000 2% of the consideration between $3,000,001 and $4,000,000 1% of such consideration in excess of $4,000,000

         In addition, the Company issued 50,000 warrants to purchase the Company's common stock at $2.00 per share and 50,000 warrants to purchase the Company's common stock at $1.50 per share for a total fair value of $77,954. The warrants are issued for a 5 year period and vest immediately. The Company recorded amortization of $11,691 and $15,590 in the statement of operations for the years ended December 31, 2000 and 1999 respectively.

                  Rascals International, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements
        (Unaudited for the nine months ended September 30, 2000 and 2001)


COMMITMENTS, Continued

         Sales and Marketing Agreement
         In November 1999, the Company entered into a five (5) year agreement with a consultant to be responsible for the establishment of co-development, management agreements and the sale of franchise agreements. As compensation for its services, the consultant will be paid 15% percent of the initial franchise fee or development along with a monthly fee of 1% of the revenue on franchised and Company managed units during the initial term of the initial franchise or management agreement and any revenues thereof. In addition, during the first 60 months of the agreement, the Company will issue 10 year common stock options to purchase 15,000 shares of the Company's common stock at then current market price for each franchise agreement or management agreement. As of December 31, 2000, the Company had not entered into any franchise or management agreements.

     Business Advisory Consulting Agreement
         In September 1999, the Company entered into a six month consulting agreement for business management services, marketing consultation and advisory services. In consideration for such services, the Company agreed to deliver options to purchase 450,000 shares of the Company's common stock at a price of 250,000 shares at $1.00, 100,000 shares at $3.00 and 100,000 shares at $4.00 per share for a total fair value of $717,500. The options may not be exercised after September 2000. The agreement also called for the payment of a sliding scale fee based on any outside business investment made or business combination effected. No finders fees were earned under the contract. The Company recorded amortization of $358,750 in the statement of operations for each of the years ended December 31, 2000 and 1999.

      Separation Agreement (Unaudited)
          During the nine months ended September 30, 2001 the Company entered into a separation agreement with mark Magnusson. The agreement called for the issuance of 1.5 million shares of the Company's common stock valued at $300,000 which is included in stock based compensation during the period ended September 30, 2001 and $4,000 per month for 36 months commencing in January 2001, of which $36,000 is included in general and administrative expenses and accrued expenses as of September 30, 2001.

     DEFERRED INCOME AND CREDITS (NOTE 8)

         The Company sells comedy tickets in advance for certain performances as well as gift certificates. Additionally, the Company accepts prepayment for food and beverages from a diners club in exchange for providing discounts to the club's cardholders. The deferred income and credits recorded by the Company consisted of the following:

                                                                        December 31, September 30,
                                                                            2000         2001
                                                                         ---------     -------
                                                                                      (Unaudited)
     Deferred Income for Advance Tickets and Gift Certificates Sold    $    81,720   $    34,706
     Credits to be Provided on Diners Club                                  53,516       120,267
                                                                       -------------------------
         Total                                                         $   135,236   $   154,973
                                                                       =========================

     FAIR VALUE OF FINANCIAL INSTRUMENTS (NOTE 9)

         The carrying amount of cash, accounts receivables, inventory, prepaid expenses and accounts payable due to related parties and deferred income and credits approximates fair value because of the short maturity of these instruments. The fair value of the Company's long-term debt and capital lease obligations approximates its carrying value and is based on the current rates offered to the Company for debt of the same remaining maturities with similar collateral requirements.

                  Rascals International, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements
        (Unaudited for the nine months ended September 30, 2000 and 2001)


LIMITATIONS (NOTE 10)

         Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.


OPTIONS AND WARRANTS (NOTE 11)

     A summary of the status of the Company's warrants as of December 31, 2000 and changes during the year then ended is presented below:

                                                               Weighted
                                                                Average
                                           Shares           Exercise Price
                                       ---------------    -------------------
Outstanding at beginning of year               100,000    $      1.75
Granted                                              -             -
Exercised                                            -             -
Expired                                              -             -
                                       ---------------    -------------------
Outstanding at end of year                     100,000    $      1.75
                                       ===============    ===================

     As summary of the Company's stock options as of December 31, 2000 and the changes during the year ended is presented below:

                                                                    Weighted
                                                                     Average
                                                Shares           Exercise Price
                                            ---------------    ----------------
Outstanding at beginning of year                    450,000    $      2.11
Granted                                                   -             -
Exercised                                                 -             -
Expired                                            (450,000)         (2.11)
                                            ---------------    ----------------
Outstanding at end of year                                -    $        -
                                            ===============    ================

     No additional options or warrants were issued during the nine months ended September 30, 2001.

                  Rascals International, Inc. and Subsidiaries
                 Notes to the Consolidated Financial Statements
        (Unaudited for the nine months ended September 30, 2000 and 2001)




DISCONTINUED OPERATIONS (UNAUDITED)  (NOTE 12)

         The following proforma condensed consolidated Statement of Operations -Unaudited presents the proforma results of operations during each period presented had the Company accounted for the closing of its Rascals Kendall, Inc. (RK) as discontinued operations. The Company closed RK during 2000.


                                                                                      Nine Months
                                           Year Ended December 31,               Ended September 30,
                                           1999              2000               2000              2001
                                        -----------       -----------       -----------       -----------
Net Sales                               $ 4,312,232       $ 4,324,353       $ 3,159,572       $ 3,324,208
                                        -----------       -----------       -----------       -----------



Direct Costs and Expense                  3,746,816         3,890,468         2,877,751         2,888,050
                                        -----------       -----------       -----------       -----------

Direct Operating Income                     565,416           433,885           281,821           436,158

  Total Other Operating Expenses          1,588,708         1,427,683         1,282,093           730,049
                                        -----------       -----------       -----------       -----------


Income (Loss) From Operations            (1,023,292)         (993,798)       (1,000,272)         (293,891)


  Total Other Income (Expense)              (38,134)          (34,377)          (15,781)          (53,154)
                                        -----------       -----------       -----------       -----------

Income (Loss) before discontinued
    operations                           (1,061,426)       (1,028,175)       (1,016,053)         (347,045)


Income (Loss) from discontinued
    operations                             (397,101)         (550,738)         (244,043)            9,543
                                        -----------       -----------       -----------       -----------

Net Loss                                $(1,458,527)      $(1,578,913)      $(1,240,096)      $  (337,502)
                                        ===========       ===========       ===========       ===========



Part III
--------

Item 1            Index to Exhibits (Pursuant to Item 601 of Regulation SB)
---------------------------------------------------------------------------

Exhibit           Name and/or Identification of Exhibit
-------           -------------------------------------
Number
-------
 1.               Underwriting Agreement

                         Not applicable

 2.               Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession.

         *        g()      Exchange of Stock Agreement and Plan of Reorganization, Dated August 9,
                           1999.

 3.               Articles of Incorporation & By-Laws

         *        (a)      Articles of Incorporation of the Company filed March 5, 1992
         *        (b)      Certificate of Amendment filed August 10, 1992
         *        (c)      Certificate of Amendment filed August 27, 1992
         *        (d)      Certificate of Amendment filed May 11, 1993
         *        (e)      Certificate of Amendment filed August 9, 1999
         *        (f)      By Laws of the Company adopted August 12, 1999

 4.               Instruments Defining the Rights of Security Holders

         *                 No instruments other than those included in
                           Exhibit 3

 5.               Opinion on Legality

                           Not applicable

 6.               No Exhibit Required

                           Not applicable

 7.               Opinion on Liquidation Preference

                           Not applicable

 8.               Opinion on Tax Matters

                           Not applicable

 9.               Voting Trust Agreement and Amendments

                           Not applicable



                                       23




Exhibit           Name and/or Identification of Exhibit
-------           -------------------------------------
Number
------

10.               Material Contracts

         *        (a)      Premise Lease Dated January 1, 1999

         *        (b)      Premise Lease Dated January 1, 1999

         *        (c)      Separation Agreement with Mr. Mark W. Magnusson

11.               Statement Re Computation of Per Share Earnings


         **       (a)      Primary and fully diluted earnings per share


12.               No Exhibit Required

                           Not applicable

13.               Annual or Quarterly Reports - Form 10-Q

                           Not applicable

14.               Material Foreign Patents

                           Not applicable

15.               Letter on Unaudited Interim Financial Information

                           Not applicable

16.               Letter on Change in Certifying Accountant

         1.                Letter from Moore Stephens PC

17.               Letter on Director Resignation

                           Not applicable

18.               Letter on Change in Accounting Principles

                           Not applicable

19.               Reports Furnished to Security Holders

                           Not applicable

20.               Other Documents or Statements to Security Holders

                           None.

21.               Subsidiaries of Small Business Issuer

         *                 See list of subsidiaries

22.               Published Report Regarding Matters Submitted to Vote of
                  Security Holders

                           Not applicable

23.               Consent of Experts and Counsel
         1.       a.       Consent of Moore Stephens PC
         1.       b.       Consent of Rosenberg Rich Baker Berman & Co.

                                       24




Exhibit           Name and/or Identification of Exhibit
-------           -------------------------------------
Number
------

24.               Power of Attorney

                           Not applicable

25.               Statement of Eligibility of Trustee

                           Not applicable

26.               Invitations for Competitive Bids

                           Not applicable

27.               Financial Data Schedule

                           Not applicable

28.               Information from Reports Furnished to State Insurance Regulatory Authorities

                           Not applicable

99.               Additional Exhibits

         *        (a)      Specimen - Subscription Agreement Common Stock

         *        (b)      Loan Extension - $200,000 loan from Andrew Freundlich


         **       (c)      Stock Security and Pledge Agreement - Farmers & Merchants National Bank,
                           D.E.M. Amusements, Inc.

         **       (d)      Stock Security and Pledge Agreement - Farmers & Merchants National Bank,
                           Rascals Comedy Club Stage Door Grill, Inc.


         ---------------------------
         1.       Enclosed herewith.

         *        Incorporated by reference to Form 10-SB dated September 5, 2001

         **       Incorporated by reference to Amendment No 1 to Form 10SB dated December 3, 2001.


SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


          /s/       Edward Rodriguez
          ---------------------------
      By: Edward Rodriguez, President


Date:  December 11, 2001

















                                       26